Shanda Reports Second Quarter 2009 Unaudited Results

● ●
Second Quarter 2009 Net Revenues Increased 11.8% QoQ to US$181.1
Million£¬Operating Income Increased 12.7% QoQ to US$75.2
Million£¬Diluted Earnings per ADS US$0.90
First Half 2009 Net Revenues Increased 44.9% YoY to US$343.1
Million, Operating Income Increased 49.6% YoY to US$141.8
Million, Diluted Earnings per ADS US$1.68

Shanghai, China—September 4, 2009—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Highlights(1)

•	Consolidated net revenues increased 47.7% year-over-year and 11.8% quarter-over-quarter to RMB1,237.2 million (US$181.1 million), compared to the Company’s previous guidance of quarter-over-quarter growth between 8% and 10%.

•	Massively multi-player online role-playing games (MMORPGs) related revenues increased 54.6% year-over-year and 13.8% quarter-over-quarter to RMB1,074.7 million (US$157.3 million).

•	Casual games(2) related revenues decreased 4.3% year-over-year and 12.7% quarter-over-quarter to RMB102.9 million (US$15.1 million)¡£

•	Operating income increased 53.0% year-over-year and 12.7% quarter-over-quarter to RMB513.4 million (US$75.2 million).

•	Net income attributable to ordinary shareholders increased 52.6% year-over-year and 18.2% quarter-over-quarter to RMB426.9 million (US$62.5 million). Earnings per diluted ADS were RMB6.14 (US$0.90), compared with RMB3.80 in the second quarter of 2008 and RMB5.28 in the first quarter of 2009.

•	Non-GAAP(3) operating income increased 51.6% year-over-year and 13.2% quarter-over-quarter to RMB 531.5 million (US$77.9 million)

•	Non-GAAP(3) net income attributable to ordinary shareholders increased 50.9% year-over-year and 18.7% quarter-over-quarter to RMB445.0 million (US$65.2 million). Non-GAAP earnings per diluted ADS were RMB6.40 (US$0.94), compared with RMB4.00 in the second quarter of 2008 and RMB5.48 in the first quarter of 2009.

•	Active paying accounts (APA) for MMORPGs increased 19.4% quarter-over-quarter to 8.58 million. As a result, average monthly revenue per active paying account (ARPU) for MMORPGs decreased 4.7% quarter-over-quarter to RMB41.7.

•	APA for casual games(2) decreased 9.6% quarter-over-quarter to 1.86 million. As a result, ARPU for casual games(2) decreased 3.4% quarter-over-quarter to RMB18.4.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8319 to US$1.00 as published by the People’s Bank of China on June 30, 2009. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Casual games include advanced casual games, online chess and board game platforms, and e-sports platform.
(3) Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.

“We are pleased to report another solid quarter of growth during the second quarter of 2009,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “Shanda remains very committed to the interactive entertainment media industry, and we hope to enrich the life of every member of our large user community by providing high quality service and diversified interactive entertainment content offerings.”

Conference Call and Webcast Notice

Shanda will host a conference call at 9:00 p.m. on September 3, 2009 Eastern Time (9:00 a.m. on September 4, 2009 Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Second Quarter 2009 Financial Results(1)
Net Revenues. In the second quarter of 2009, Shanda reported net revenues of RMB1,237.2 million (US$181.1 million), representing an increase of 47.7% from RMB837.6 million year-over-year and 11.8% from RMB1,107.1 million in the first quarter of 2009.

Online game related revenues, including MMORPGs and casual games(2), were RMB1,177.6 million (US$172.4 million) in the second quarter of 2009, representing an increase of 46.7% from RMB802.6 million year-over-year and 10.9% from RMB1,062.4 million in the first quarter of 2009.

MMORPGs related revenues in the second quarter of 2009 increased 54.6% year-over-year and 13.8% quarter-over-quarter to RMB1,074.7 million (US$157.3million), accounting for 86.9% of net revenues. The sequential growth in MMORPG related revenues was primarily driven by newly launched games as well as the continued release of expansion packs for our existing games in the second quarter of 2009.

The number of APA for MMORPGs increased 19.4% sequentially to 8.58 million in the second quarter of 2009, mainly due to the Company’s continuous efforts to convert free players to paying users and the launch of new games. As a result, ARPU for MMORPGs was RMB41.7 in the second quarter of 2009, compared with RMB43.8 in the first quarter of 2009.

Casual games(2) related revenues in the second quarter of 2009 decreased 4.3% year-over-year and 12.7% quarter-over-quarter to RMB102.9 million (US$15.1million). The sequential decrease in casual games(2) related revenues was primarily due to seasonality in casual games for which the first quarter of each year is usually a high season with the winter holidays and Chinese New Year.

The number of APA for casual games(2) decreased 9.6% sequentially to 1.86 million in the second quarter of 2009. As a result, ARPU for casual games(2) declined 3.4% sequentially to RMB18.4 in the second quarter of 2009.

Other revenues in the second quarter of 2009 increased 70.6% year-over-year and 33.6% quarter-over-quarter to RMB59.6 million (US$8.7 million).

Gross Profit. Gross profit for the second quarter of 2009 was RMB899.0 million (US$131.6 million), representing a 47.4% increase from RMB610.1 million in the second quarter of 2008 and a 12.3% increase from RMB801.0 million in the first quarter of 2009. Gross margin was 72.7% in the second quarter of 2009, compared with 72.8% in the second quarter of 2008 and 72.3% in the first quarter of 2009.

Income from Operations. Operating income for the second quarter of 2009 was RMB513.4 million (US$75.2 million), representing a 53.0% increase from RMB335.6 million in the second quarter of 2008 and a 12.7% increase from RMB455.7 million in the first quarter of 2009. Operating margin was 41.5% in the second quarter of 2009, compared with 40.1% in the second quarter of 2008 and 41.2% in the first quarter of 2009.

Share-based compensation was RMB18.1 million (US$2.7 million) in the second quarter of 2009, compared with RMB15.1 million in the second quarter of 2008 and RMB13.7 million in the first quarter of 2009.

Non-Operating Income. Net non-operating income for the second quarter of 2009 was RMB23.8 million (US$3.5 million), compared with RMB5.8 million in the second quarter of 2008 and RMB0.6 million in the first quarter of 2009. The quarter-over-quarter difference was primarily due to the difference in government financial incentives between the second quarter compared with the first quarter of 2009. Non-operating income contributed from government financial incentives amounted to RMB36.5 million (US$5.3 million) in the second quarter of 2009, compared with RMB5.4 million in the second quarter of 2008 and RMB1.6 million in the first quarter of 2009.

Income Tax Expense. Income tax expense for the second quarter of 2009 was RMB 110.3 million (US$16.2 million), as compared with income tax expenses of RMB61.5 million in the second quarter of 2008 and RMB95.3 million in the first quarter of 2009.

The Company’s subsidiaries and VIEs are at various stages of progress depending on the requirements of the different local tax authorities in recognition of qualification of the NEW/HIGH Technology Enterprises preferred tax treatment pursuant to “Working Guidelines for Assessment of NEW/HIGH Technology Enterprises” issued by the Chinese tax authorities on July 8, 2008. In December 2008, government recognition of certain entities as NEW/HIGH Technology Enterprise was acknowledged by the local tax authority and these entities are entitled to a preferential tax rate of 15%, which is effective retroactively to January 1, 2008.

As a result, the Directors of the Company believe it is appropriate to report the Company’s income tax provision at the new statutory income tax rate of 25%, except for entities that are still subject to tax holidays or other preferential income tax policies.  The future tax benefits arising from the deductible temporary differences as of June 30, 2009 are recognized in the balance sheet to the extent it is considered recoverable upon management’s periodic assessment.

Net Income Attributable to Ordinary Shareholders. Net income for the second quarter of 2009 was RMB426.9 million (US$62.5million), compared with RMB279.8 million in the second quarter of 2008 and RMB361.0 million in the first quarter of 2009.
Net margin was 34.5% in the second quarter of 2009, compared with 33.4% in the second quarter of 2008 and 32.6% in the first quarter of 2009. Earnings per diluted ADS in the second quarter of 2009 were RMB6.14 (US$0.90), compared with RMB3.80 in the second quarter of 2008 and RMB5.28 in the first quarter of 2009.

Non-GAAP(3) Operating Income. Non-GAAP operating income for the second quarter of 2009 was RMB531.5 million (US$77.9 million), an increase of 51.6% from RMB350.7 million in the second quarter of 2008 and an increase of 13.2% from RMB469.4 million in the first quarter of 2009. Non-GAAP operating margin was 43.0% in the second quarter of 2009, compared with 41.9% in the second quarter of 2008 and 42.4% in the first quarter of 2009.

Non-GAAP(3) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the second quarter of 2009 was RMB445.0 million (US$65.2 million), an increase of 50.9% from RMB294.9 million in the second quarter of 2008 and an increase of 18.7% from RMB374.7 million in the first quarter of 2009. Non-GAAP earnings per diluted ADS in the second quarter of 2009 were RMB6.40 (US$0.94), compared with RMB4.00 in the second quarter of 2008 and RMB5.48 in the first quarter of 2009.

Recent Business Highlights

On June 18, 2009. Shanda Online announced that it has established a strategic cooperation with Shanghai Hongli Digital Technology Co. Ltd. (“Goldcool Games”). Goldcool Games will join Shanda Online’s “Golden Land” program and will be able to enjoy the beneficial services offered by Shanda Online.

On July 22, 2009, Shanda announced final results and completion of the tender offer for Hurray! Holding Co., Ltd. After giving effect to the acquisition of Shares (including Shares represented by ADSs) in the tender offer, Shanda will hold, through Shanda Music, approximately 51% of Hurray!’s total outstanding Shares calculated on a fully-diluted basis.

On July 31, Shanda announced that it was ranked highest for all three awards issued at the Ten-Year China Online Game Industry Award Ceremony.

On August 19, Shanda announced that the Company was ranked seventh in the list of 100 fastest-growing companies and second in the list of fastest-growing entertainment companies by Fortune Magazine.

On September 3, Shanda Online announced executive appointments.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The results for the six months ended June 30, 2009 are not necessarily indicative of the results expected for the full fiscal year or for any future period. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2009, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver continuous growth in 2009, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, with more and more home users. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Mabel Hsu, IR Associate Director
Vivian Chen, IR manager
Maggie Yun Zhou, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2008	As of June 30, 2009
	( As adjusted)1
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,397.8	3,525.3	516.0
Short-term investments	853.3	1,790.8	262.1
Marketable securities	36.7	18.9	2.8
Accounts receivable	35.8	46.3	6.8
Inventories	3.2	4.8	0.7
Deferred licensing fees and related costs	54.1	84.2	12.3
Prepayments and other current assets	190.3	211.0	30.9
Deferre Deferred tax assets	89.3	130.1	19.0

Total current assets	4,660.5	5,811.4	850.6

Investment in equity investees	61.2	83.9	12.3
Property, equipment and software	312.4	436.0	63.8
Intangible assets	476.3	513.0	75.1
Goodwill	590.3	590.3	86.4
Long-term deposits	50.4	59.1	8.7
Long-term prepayments	146.0	210.3	30.8
Long-term assets	136.0	140.7	20.6
Non-current deferred tax assets	34.7	20.0	2.9

Total assets	6,467.8	7,864.7	1,151.2

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	54.5	87.0	12.7
Licensing fees payable	203.2	317.5	46.5
Taxes payable	112.5	213.0	31.2
Deferred revenue	513.8	602.4	88.2
Due to related parties	3.0	3.0	0.4
Short term loan	—	1.2	0.2
Other payables and accruals	349.9	534.6	78.2
Deferred tax liabilities	67.8	30.8	4.5

Total current liabilities	1,304.7	1,789.5	261.9

Non-current deferred tax liabilities	31.5	27.6	4.0
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	1,000.7	1,032.8	151.2
Non-current deferred revenue	1.7	3.4	0.5

Total liabilities	2,348.0	2,862.7	419.0

Equity
Ordinary shares	11.4	11.2	1.6
Additional paid-in capital	1,931.7	2,313.7	338.7
Statutory reserves	183.8	196.9	28.8
Accumulated other comprehensive loss	-134.0	-128.7	-18.8
Retained earnings	1,838.1	2,276.8	333.3

Total Shanda equity	3,831.0	4,669.9	683.6
Non-controlling interests	288.8	332.1	48.6

Total equity	4,119.8	5,002.0	732.2

Total liabilities and equity	6,467.8	7,864.7	1,151.2

(1) Reflects retrospective application of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	June 30, 2008	March 31,	June 30,
	( As adjusted)1	2009	2009
	RMB	RMB	RMB	US$
Net revenues
MMORPG	695.1	944.5	1,074.7	157.3
Casual game	107.5	117.9	102.9	15.1
Others	35.0	44.7	59.6	8.7

Total net revenues	837.6	1,107.1	1,237.2	181.1

Cost of services
Ongoing licensing fees for online games	-109.0	-142.1	-179.0	-26.2
Amortization of intangible assets	-22.5	-36.9	-44.2	-6.5
Server leasing and maintenance fees	-23.5	-22.3	-28.8	-4.2
Salary and benefits	-22.1	-36.0	-32.4	-4.7
Depreciation of property, equipment and software	-14.1	-12.1	-12.7	-1.9
Others	-36.3	-56.7	-41.1	-6.0

Total cost of services	-227.5	-306.1	-338.2	-49.5

Gross profit	610.1	801.0	899.0	131.6
Operating expenses:
Product development	-67.7	-98.9	-90.1	-13.2
Sales and marketing	-78.6	-97.0	-125.2	-18.3
General and administrative	-128.2	-149.4	-170.3	-24.9

Total operating expenses	-274.5	-345.3	-385.6	-56.4

Income from operations	335.6	455.7	513.4	75.2
Interest income	19.3	14.6	15.9	2.3
Interest expense	-3.0	-25.8	-26.2	-3.8
Amortization of convertible debt issuance cost	—	-2.1	-2.1	-0.3
Investment income	2.0	28.0	14.4	2.1
Other (expenses) income, net	-10.1	1.3	31.1	4.6

Income before income tax expenses, equity in • loss of affiliates	343.8	471.7	546.5	80.1
Income tax expense	-61.5	-95.3	-110.3	-16.2
Equity in loss of affiliates	-0.4	-9.6	-5.5	-0.8

Net income	281.9	366.8	430.7	63.1
Less: Net income attributable to non-controlling interests	-2.1	-5.8	-3.8	-0.6

Net income attributable to ordinary shareholders	279.8	361.0	426.9	62.5

Earnings per share:
Basic	1.93	2.66	3.20	0.47
Diluted	1.90	2.64	3.07	0.45
Earnings per ADS:
Basic	3.86	5.32	6.40	0.94
Diluted	3.80	5.28	6.14	0.90
Weighted average ordinary shares outstanding:
Basic	145,310,329	135,486,121	133,572,853	133,572,853
Diluted	147,111,301	136,969,705	139,115,227	139,115,227
Weighted average ADS outstanding:
Basic	72,655,165	67,743,061	66,786,427	66,786,427
Diluted	73,555,651	68,484,853	69,557,613	69,557,613
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating profit	350.7	469.4	531.5	77.9
Share-based compensation cost	-15.1	-13.7	-18.1	-2.7

GAAP operating profit	335.6	455.7	513.4	75.2

Non-GAAP net income attributable to ordinary shareholders	294.9	374.7	445.0	65.2
Share-based compensation cost	-15.1	-13.7	-18.1	-2.7
GAAP net income attributable to ordinary shareholders	279.8	361.0	426.9	62.5

Non-GAAP diluted earnings per ADS	4.00	5.48	6.40	0.94
Share-based compensation cost per ADS	-0.20	-0.20	-0.26	-0.04
GAAP diluted earnings per ADS	3.80	5.28	6.14	0.90

(1) Reflects retrospective application of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the six months period ended,
		June 30,
	June 30, 2008	2009
	( As adjusted)1
	RMB	RMB	US$
Net revenues
MMORPG	1,336.0	2,019.2	295.6
Casual game	224.1	220.8	32.3
Others	57.4	104.3	15.2

Total net revenues	1,617.5	2,344.3	343.1

Cost of services
Ongoing licensing fees for online games	-216.7	-321.1	-47.0
Amortization of intangible assets	-44.2	-81.1	-11.9
Server leasing and maintenance fees	-47.1	-51.1	-7.5
Salary and benefits	-43.8	-68.4	-10.0
Depreciation of property, equipment and software	-27.6	-24.8	-3.6
Others	-85.9	-97.8	-14.3

Total cost of services	-465.3	-644.3	-94.3

Gross profit	1,152.2	1,700.0	248.8
Operating expenses:
Product development	-132.4	-189.0	-27.7
Sales and marketing	-137.8	-222.2	-32.5
General and administrative	-234.3	-319.7	-46.8

Total operating expenses	-504.5	-730.9	-107.0

Income from operations	647.7	969.1	141.8
Interest income	38.3	30.5	4.5
Interest expense	-5.5	-52.0	-7.6
Amortization of convertible debt issuance cost	—	-4.2	-0.6
Investment income	4.8	42.4	6.2
Other (expenses) income, net	-21.0	32.4	4.7

Income before income tax expenses, equity in • loss of affiliates	664.3	1,018.2	149.0
Income tax expense	-90.2	-205.6	-30.1
Equity in loss of affiliates	-0.7	-15.1	-2.2

Net income	573.4	797.5	116.7
Less: Net income attributable to non-controlling interests	-4.7	-9.6	-1.4

Net income attributable to ordinary shareholders	568.7	787.9	115.3

Earnings per share:
Basic	3.92	5.86	0.86
Diluted	3.87	5.71	0.84
Earnings per ADS:
Basic	7.84	11.72	1.72
Diluted	7.74	11.42	1.68
Weighted average ordinary shares outstanding:
Basic	145,097,993	134,524,202	134,524,202
Diluted	146,953,629	138,037,181	138,037,181
Weighted average ADS outstanding:
Basic	72,548,996	67,262,101	67,262,101
Diluted	73,476,814	69,018,590	69,018,590
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating profit	678.2	1,000.9	146.5
Share-based compensation cost	-30.5	-31.8	-4.7

GAAP operating profit	647.7	969.1	141.8

Non-GAAP net income attributable to ordinary shareholders	599.2	819.7	120.0
Share-based compensation cost	-30.5	-31.8	-4.7
GAAP net income attributable to ordinary shareholders	568.7	787.9	115.3

Non-GAAP diluted earnings per ADS	8.16	11.88	1.74
Share-based compensation cost per ADS	-0.42	-0.46	-0.06
GAAP diluted earnings per ADS	7.74	11.42	1.68

(1) Reflects retrospective application of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”